Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule14a-12 under the

Securities Exchange Act of 1934, as amended

Filing Person: W. P. Carey Inc.

Subject Company: Corporate Property Associates 16 – Global Incorporated

Commission File No.: 001-32162

Important Information for W. P. Carey Inc. Stockholders Your Board of Directors requests your approval of a proposal to merge W. P. Carey and CPA®:16 – Global Please vote by January 23, 2014 A copy of the Joint Proxy Statement/Prospectus relating to the transactions described herein accompanies this brochure and is also available for free at www.sec.gov and www.wpcarey.com. You are urged to read the Joint Proxy Statement/Prospectus and the documents incorporated by reference in it because they contain important information.

Dear Fellow W. P. Carey Inc. Stockholder,

The Boards of Directors of W. P. Carey Inc. and Corporate Property Associates 16 – Global ("CPA®:16 – Global") have approved a proposal to combine the two companies in a merger transaction, which we refer to as the merger. This transaction is part of our continued business strategy to further enhance the company's position as a leading global net-lease real estate investment trust ("REIT") poised for growth and continued stable income.

We propose to merge with CPA®:16 – Global, one of our managed non-traded REITs, because we believe that the combined company will:

- Benefit from improved quality of earnings as a result of increased portfolio diversification and a continued shift in revenue mix towards stable real estate rental income
- Continue W. P. Carey's evolution from a hybrid limited liability company that derived the majority of its revenue from investment management fees into a leading global net-lease REIT
- Substantially increase in size, resulting in a pro forma equity market capitalization of approximately $6.3 billion and a total enterprise value of approximately $10 billion
- Provide an enhanced position for future access to diverse, efficiently-priced sources of capital
- Simplify W. P. Carey's GAAP financial statements by consolidating joint ventures with CPA®:16 – Global as well as our existing ownership interest in CPA®:16 – Global
- Reinforce our position as a premier investment manager in the non-traded REIT sector with the 15th successful liquidation of one of our CPA® programs
- Support the continuation of W. P. Carey's long-standing tradition of stable dividend growth through anticipated accretion to Adjusted Funds from Operations ("AFFO") per share, with an anticipated post-transaction minimum annualized dividend of $3.52 per share

"The acquisition of CPA®:16 – Global's portfolio improves the quality of W. P. Carey's earnings through increased portfolio diversification and by continuing the shift in revenue mix towards stable real estate rental income. This transaction reinforces W. P. Carey's status as a leading global net-lease REIT that is poised to continue our long-standing tradition of stable dividend growth, with an anticipated post-transaction minimum annualized dividend of $3.52 per share."

- Trevor Bond, President and Chief Executive Officer

As a result of the merger, W. P. Carey is expected to have a total enterprise value of approximately $10 billion and a portfolio of approximately 85 million square feet of corporate real estate leased to 234 companies around the world. W. P. Carey will continue to manage the Corporate Property Associates ("CPA®") series and Carey Watermark Investors, our publicly held, non-traded REITs.

The merger of W. P. Carey and CPA®:16 – Global is subject to various closing conditions, including stockholder approvals, and cannot be assured.

Merger Supports Continued Dividend Growth



$1.65 $1.67 $1.69 $1.71 $1.72 $1.74 $1.77 $1.80 $1.83 $1.91 $1.98 $2.01 $2.04 $2.25 $2.64 $3.44 $3.52[1]
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013[2] 2014 Pro Forma

Past performance does not guarantee future results. Annualized dividend per share reflects annualized fourth quarter dividend per share for the respective year.

1 Reflects anticipated minimum pro forma annual dividend per share following transaction close. Subject to modification.
2 2013 annualized rate based on Q3 2013 dividend rate.

2 WWW.WPCAREY.COM

We have attempted to provide you with important information regarding the merger in this brochure and to anticipate some of the questions that you may have. We encourage you to read the entire brochure as well as the accompanying Joint Proxy Statement/Prospectus. Your vote is very important regardless of the number of shares you own. Please vote FOR the approval of the merger by phone at 1-800-690-6903, on the internet at www.proxyvote.com, or return your proxy card by mail today. If you do not vote, the effect will be the same as voting against the merger. If you have any additional questions regarding the proposed merger, or if you need assistance with voting, please feel free to contact Computershare Fund Services, which has been retained to answer any questions you may have. You can reach them at 1-866-432-8736. We have been committed to serving the interests of our investors for over 40 years and believe this transaction will facilitate our ability to generate increasing growth and stockholder value. With best regards, The Board of Directors of W. P. Carey recommends that you vote FOR the approval of the merger. Transaction Consideration 100% stock-for-stock transaction with CPA®:16 – Global; each share of CPA®:16 – Global common stock will be converted into WPC common stock based on the following exchange ratio: • Floating exchange ratio and fixed $11.25 share price for CPA®:16 – Global within a collar 12% above and below a WPC reference share price of $69.423 • As a result of the collar, the exchange ratio will not exceed 0.1842 or be less than 0.1447 • Exchange ratio will be set using a volume-weighted average price (“VWAP”) for WPC prior to closing W. P. Carey will assume approximately $1.7 billion of CPA®:16 – Global debt.4 Financial Impact Transaction is expected to be immediately accretive to AFFO • Expected accretion to 2014 estimated AFFO of approximately $0.20 - $0.50 within the floating exchange ratio collar • CPA®:16 – Global purchase price implies 2014 estimated AFFO multiple of 13.8x and a 7.7% cap rate Expected dividend increases to a minimum of $3.52 per share5 Modest increase in leverage (from 31% to 37%)6 Pro Forma Ownership CPA®:16 – Global stockholders (excluding the ~18.5% of CPA®:16 – Global shares currently owned by W. P. Carey) will own approximately 28% of the combined company based on the mid-point of the exchange ratio collar. WPC Management and Board No changes anticipated Timing Transaction currently expected to close in Q1 2014, subject to stockholder approvals and other customary closing conditions.7 3 Based on WPC VWAP for July 22, 2013 and July 23, 2013, the two most recent trading dates prior to the execution of the merger agreement. 4 100% share of debt as of September 30, 2013. 5 Future dividends are not guaranteed. 6 Net debt to total enterprise value as of September 30, 2013. 7 There can be no assurance the merger will close at this time, if at all. Transaction Details Trevor P. Bond President and Chief Executive Officer 3

W. P. Carey's Reasons for the Merger with CPA®:16 – Global include:

- the merger improves the quality of W. P. Carey's earnings through increased portfolio diversification and by continuing the shift in revenue mix towards more stable real estate rental income;
- the merger is part of a larger transformation that continues W. P. Carey's evolution from a hybrid limited liability company that derived the majority of its revenue from investment management into a leading net-lease REIT and implements W. P. Carey's overall business strategy of expanding real estate assets under ownership, which in turn is expected to provide a platform for future growth;
- the merger increases W. P. Carey's scale and liquidity, resulting in a pro forma equity market capitalization of approximately $6.3 billion and a total enterprise value of approximately $10 billion, which in turn provides a basis for an expected continuation of stable dividend growth;
- the merger is expected to provide income contribution from owned properties, while preserving W. P. Carey's investment management business;
- the merger would simplify W. P. Carey's financial statements by consolidating joint ventures with CPA®:16 – Global as well as W. P. Carey's existing ownership interest in CPA®:16 – Global; and
- the merger is expected to improve the combined company's access to diverse, efficiently priced sources of capital by creating a company with increased scale and trading volume and enhanced liquidity.

The Potential Negative Factors and Risks of the Merger with CPA®:16 – Global include:

- the possibility that the merger may not be completed, or that completion may be unduly delayed, for reasons beyond the control of W. P. Carey or CPA®:16 – Global;
- the risk that failure to complete the merger could negatively affect the price of WPC common stock;
- the substantial costs to be incurred in connection with the merger;
- the obligation of W. P. Carey to pay certain expenses upon termination of the merger if the merger is terminated under certain conditions; and
- the risk that failure to complete the merger could negatively affect the future business and financial results of W. P. Carey.

Portfolio Statistics

	W. P. Carey Current[8]	CPA®:16 – Global[9]	Combined Company[9]
Number of Properties	443	479	720
Number of Tenants[10]	125	140	234
Square Footage	40 million	46 million	85 million
Annualized Contract Minimum Rent[10]	$332 million	$329 million	$661 million
No. of Countries	10	13	16
Average Lease Term	8.7 years	9.6 years	9.2 years
Occupancy	99%	98%	98%
Top 10 Tenant Concentration	39%	29%	31%
% of Investment Grade Tenants[10]	31%	13%	22%
Weighted Average Interest Rate of Property-related Debt	4.4%	5.4%	4.7%

8 Reflects portfolio as of September 30, 2013 and pro-rata joint venture ownership of certain properties.
9 Reflects pro-rata joint venture ownership of certain properties.
10 Excludes operating properties.

4 WWW.WPCAREY.COM

The Combined Company Will Benefit From Enhanced Diversification


North America
Europe
Asia
Properties
W. P. Carey
CPA®:16 – Global
Geographic Presence
W. P. Carey
CPA®:16 – Global
Both Companies

Tenant Industry[11, 12]


19.8%
10.2%
5.5%
5.3%
5.2%
5.2%
4.5%
4.2%
3.8%
3.7%
3.5%
3.5%
3.1%
3.1%
2.8%
16.6%

- Retail Stores (19.8%)
- Electronics (10.2%)
- Chemicals, Plastics, Rubber & Glass (5.5%)
- Healthcare, Education & Childcare (5.3%)
- Automobile (5.2%)
- Business & Commercial Services (5.2%)
- Construction & Building (4.5%)
- Beverages, Food & Tobacco (4.2%)
- Media: Printing & Publishing (3.8%)
- Transportation - Cargo (3.7%)
- Telecommunications (3.5%)
- Hotels & Gaming (3.5%)
- Leisure, Amusement & Entertainment (3.1%)
- Machinery (3.1%)
- Buildings & Real Estate (2.8%)
- Other (16.6%)

Property Type[13]


27%
26%
19%
14%
4%
10%

- Office (27%)
- Industrial (26%)
- Warehouse/Distribution (19%)
- Retail (14%)
- Self Storage (4%)
- Other (10%)

Pro forma for proposed merger with CPA®:16 – Global as of September 30, 2013. Reflects pro-rata joint venture ownership of certain properties and excludes operating properties.

11 Based on ABR, the Moody's Classification System and information provided by the tenant.

12 Includes rent from tenants in the following industries: consumer non-durable goods; transportation – personal; grocery; federal, state and local government; insurance; aerospace and defense; mining, metals and primary metal industries; consumer and durable goods; forest products and paper; textiles, leather and apparel; banking; consumer services; and utilities.

13 Other includes: child care and social services; education; hospitality; sports; theater; and unoccupied land.

5

Questions and Answers The following questions and answers address some frequently asked questions about the merger and the special meeting of the stockholders of W. P. Carey. Q: What are we planning to do? A: W. P. Carey is proposing to merge with CPA®:16 – Global, one of our managed non-traded REITs. Q. What are the reasons for the merger? A. The Board of Directors of W. P. Carey has determined that the merger positions the company for future growth. Some of the material factors considered include: • improved quality of W. P. Carey’s earnings through increased portfolio diversification and by continuing the shift in revenue mix towards more stable real estate rental income; • it is part of a larger transformation that continues W. P. Carey’s evolution from a hybrid limited liability company into a leading global net-lease REIT; • increases W. P. Carey’s scale and liquidity, resulting in a pro forma equity market capitalization of approximately $6.3 billion and a pro forma enterprise value of approximately $10 billion, which in turn provides a basis for an expected continuation of stable dividend growth; and • expected to be immediately accretive to the combined company’s AFFO per share and cash available for distributions per share and provide for a continuation of stable dividend growth, with an anticipated post-merger minimum annualized dividend of $3.52 per share. Q. When is the merger expected to be completed? A. W. P. Carey and CPA®:16 – Global currently expect to complete the merger in the first quarter of 2014 or as soon as possible thereafter; however, there can be no assurance as to when, or if, the merger will be completed. W. P. Carey and CPA®:16 – Global reserve the right to abandon the merger even if the W. P. Carey stockholders and the CPA®:16 – Global stockholders vote to approve the merger and all other conditions to the completion of the merger are satisfied or waived, if either company’s respective Board of Directors determines that the merger is no longer in the best interests of W. P. Carey stockholders or CPA®:16 – Global stockholders, respectively. Q. Will W. P. Carey continue to pay dividends prior to the effective time of the merger? A. Yes. The merger agreement permits W. P. Carey to pay regular quarterly dividends and any dividend that is necessary for W. P. Carey to maintain its REIT qualification. W. P. Carey intends to continue to pay a regular quarterly dividend to our stockholders with respect to quarters completed prior to the consummation of the merger. Q. When and where is the special meeting? A. The special meeting of W. P. Carey stockholders will be held on January 24, 2014 at 4 p.m. Eastern Time, at the offices of DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020-1104 Q. What will I be voting on at the special meeting? A. As provided in the Notice of Special Meeting of Stockholders, the W. P. Carey stockholders are requested to consider and vote on two proposals: (i) to approve the merger, and (ii) to transact such other business as may properly come before the special meeting or any adjournments or postponements thereof, including a motion to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger. Q. Can I attend the special meeting and vote my shares in person? A. Yes. Stockholders of record at the close of business on November 25, 2013 are invited to attend and vote at the special meeting. If your shares of WPC common stock are held by a broker, bank or other nominee, then you are not the stockholder of record. Therefore, to vote at the special meeting, you must bring the appropriate documentation from your broker, bank or other nominee confirming your beneficial ownership of the WPC common stock. Q. What do I need to do now? A. You should carefully read and consider the information contained in the Joint Proxy Statement/Prospectus, including its annexes and the information incorporated by reference into it. It contains important information about the factors that the Board of Directors of each of W. P. Carey and CPA®:16 – Global considered in evaluating whether to vote to approve the merger. How to vote: • By telephone: 1-800-690-6903 • By internet: www.proxyvote.com • By mail: please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope If your shares of WPC common stock are held through a broker, bank or other nominee, you should receive a separate voting instruction form with the Joint Proxy Statement/Prospectus. Your vote must be received by January 23, 2014 if you do not plan on attending the special meeting. The W. P. Carey Board of Directors recommends that you vote FOR the approval of the merger. Q. Can I change my vote after I have mailed my signed proxy card? A. Yes. You can change your vote at any time before your shares are voted 6 WWW.WPCAREY.COM

Cautionary Statement Concerning Forward-Looking Statements: Certain of the matters discussed in this brochure constitute forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of W. P. Carey and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “forecast” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the proposed Merger, annualized dividends, funds from operations coverage, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates of growth, and the expected timing of completion of the proposed Merger. These statements are based on the current expectations of the management of W. P. Carey. It is important to note that the actual results of W. P. Carey or of the combined company following the consummation of the proposed Merger could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in W. P. Carey’s filings with the SEC, which are available at the SEC’s website at http://www.sec.gov, including Item 1A. Risk Factors in W. P. Carey’s Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on February 26, 2013 and subsequent Quarterly Reports on Form 10-Q. Discussions of some of these other important factors and assumptions are contained in CPA®:16 – Global’s filings with the SEC and are available at the SEC’s website at http://www. sec.gov, including Item 1A. Risk Factors in CPA®:16 – Global’s Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on February 26, 2013 and subsequent Quarterly Reports on Form 10-Q. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this brochure may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this brochure, unless noted otherwise. Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey and CPA®:16 – Global do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this brochure or to reflect the occurrence of unanticipated events. Additional Information and Where to Find It: This brochure shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. WE URGE INVESTORS TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS AND ANY DOCUMENTS INCORPORATED INTO IT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:16 – GLOBAL AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www.sec.gov). In addition, these materials will also be available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:16 – Global’s website (http://www.cpa16global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:16 – Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Proxy Solicitation: Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 30, 2013 in connection with its 2013 annual meeting of stockholders, and information regarding CPA®:16 – Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:16 – Global on April 26, 2013 in connection with its 2013 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the accompanying Joint Proxy Statement/Prospectus filed by W. P. Carey on October 1, 2013, as amended, and other relevant materials filed with the SEC. December 2013 at the special meeting. You can revoke your proxy in four ways: • Submit a later dated proxy by telephone or over the Internet by following the instructions on your proxy card; • Mail a new proxy card dated after the date of the proxy you wish to revoke; • Notify the corporate secretary of W. P. Carey Inc. in writing; or • Attend the special meeting and vote your shares in person. Merely attending the special meeting will not constitute revocation of your proxy. If your shares of WPC common stock are held through a broker, bank, or other nominee, you should contact your broker, bank or other nominee to change your vote. Q. Who can help answer my questions? A. If you have more questions about the merger, or would like additional copies of the Joint Proxy Statement/ Prospectus, please contact either: W. P. CAREY INC. Investor Relations Department Telephone: 1-800-WP CAREY Email: IR@wpcarey.com or COMPUTERSHARE FUND SERVICES Telephone: 1-866-432-8736 7

HOW TO VOTE If you do not vote, the effect will be the same as voting against the merger. BY TELEPHONE Call toll free 1-800-690-6903 There is no charge for this call; please have your proxy card in hand BY INTERNET 1. Go to www.proxyvote.com 2. Please have your proxy card available 3. Follow the simple instructions BY MAIL Please sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope. If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the merger. BY ATTENDING THE SPECIAL MEETING The special meeting of W. P. Carey stockholders will be held at 4 p.m. ET on January 24, 2014 at the offices of DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020 If you have any questions or need assistance in completing your proxy card, please call Computershare Fund Services at 1-866-432-8736. Your vote must be received by January 23, 2014. YOUR VOTE IS IMPORTANT PLEASE ACT PROMPTLY